Filer:The Profit Recovery Group International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000



NEWS RELEASE
FOR IMMEDIATE RELEASE




     PROFIT RECOVERY GROUP AND HOWARD SCHULTZ & ASSOCIATES AGREE TO COMBINE

                Combination Will Create World's Leading Accounts
                    Payable Recovery Audit Services Company

ATLANTA, July 26, 2001 - The Profit Recovery Group International,  Inc. (NASDAQ:
PRGX) and Howard Schultz and Associates International, Inc. (HS&A) announced today that their respective boards of directors have unanimously approved a letter of intent under which PRG will acquire the privately-held HS&A companies in an all-stock transaction. The transaction is expected to close in the fourth quarter of 2001.

Under the terms of the proposed agreement, based on the closing price of PRG common stock on July 25, 2001 of $10.51, PRG will issue approximately 14.6 million shares of PRG common stock, and will assume vested "in-the-money" stock options of HS&A which are equivalent to approximately 0.5 million additional shares of PRG common stock for the purposes of calculating fully diluted earnings per share. As a result, current shareholders of PRG will own approximately 77% of the combined entity immediately following the closing, while HS&A and its affiliates will own approximately 23%. Based on the July 25, 2001 closing price of PRG common stock of $10.51, the transaction would have an aggregate value of approximately

                                     -more-

$158.7 million. PRG will also assume approximately $32-37 million of HS&A debt. In addition, PRG is expected to incur or assume approximately $13-14 million in debt to acquire HS&A's UK and German licensees, in all-cash transactions, expected to close in the first quarter of 2002. Approximately 2.5 million of the
14.6 million shares to be issued at the closing of the acquisition of the HS&A companies will be held in escrow and released only upon the closing of the acquisition of these licensees.

The combination is subject to finalization of a definitive agreement, approval of both companies' shareholders, approval from PRG's bank syndicate including modifications of certain aspects of PRG's credit agreement, and customary regulatory approvals. Prior to the closing, both PRG and HS&A will continue to operate as separate companies.

HS&A and its European licensees' revenues are estimated to be approximately $170 million in 2001, or approximately 35% of the estimated combined 2001 revenues of the two companies. Excluding one-time charges related to the transaction which are currently estimated at up to $10 million, PRG anticipates that the transaction will be modestly accretive in 2002. The Company also noted that this earnings impact estimate could be positively or negatively affected by new authoritative rules governing business combinations accounting which went into effect on July 1, 2001. Detailed implementation guidance concerning the new rules was not published by the Financial Accounting Standards Board until July 20, 2001 and the Company and its advisors are currently assessing this guidance, which is complex.

PRG and HS&A expect to realize net operating synergies in the combined company of approximately $15 million on an annualized basis resulting primarily from the elimination of duplicate positions and facilities, consolidation of technology expenditures, and alignment of HS&A's cost structure with that of PRG. Full achievement of synergies is expected to occur over a 12-18 month post-close transition period.

"This transaction is a significant milestone in PRG's evolution," said John Cook, chief executive officer of PRG. "As the world of technology continues to rapidly evolve, and the volume of business transactions processed continues to grow, significant investments and

                                     -more-
resources are required to service our clients' businesses. By combining the strengths of PRG and HS&A, we intend to build an organization that will better serve our clients with the most comprehensive accounts payable services in the industry."

Howard Schultz, chairman and founder of HS&A, commented, "In the past decade, each of our organizations has worked hard to identify new audit opportunities, enhance software application systems and recruit talented audit professionals to serve its clients. The combination of our businesses will enable us to pool our best practices, consolidate our research and development efforts, and leverage our unique areas of specialization to better serve existing and new clients."

Cook said, "Combining forces with HS&A is a natural extension of PRG's strategy of focusing on our core Accounts Payable business. As a fellow pioneer in the recovery audit services industry, I have always had a great respect for Howard and the organization he has built over the past three decades. By combining our strengths, we will be able to offer more comprehensive accounts payable recovery audit services and leverage a vast base of knowledge and expertise to further extend and innovate our service offering within the accounts payable market. We expect to realize significant operating synergies to drive profitability--all for the benefit of our clients, our associates, and our shareholders. Following the closing and a transition period of about 12-18 months, we anticipate that the combined company can achieve annualized revenue and earnings growth of approximately 15% and 20%, respectively, and EBITDA margins of over 20%."

Cook continued, "To ensure a smooth transition, Howard and I will drive the integration of our two companies. Our first step will be to appoint a broad integration team with experienced representatives from both companies, and we've enlisted the assistance of Bain & Company, a well-respected management consulting firm with expertise in this area."

Schultz added, "The new organization will have approximately 3,500 professionals serving over 3,900 unique clients in 35 countries. The integration team, under John's and my leadership, will develop and implement an organizational structure with the aim of building a best-in-class organization with the most talented and experienced professionals in the industry."

                                     -more-

Upon completion of the transaction, the combined company will be renamed PRG-Schultz and headquartered in Atlanta. PRG-Schultz will continue to be traded on the Nasdaq under the ticker symbol PRGX. John Cook will continue to serve as chief executive officer and president. Howard Schultz will become chairman of PRG-Schultz's board of directors. In addition to Mr. Schultz, three additional seats will be added, raising the total number of board seats from the current level of 9 to 13.

Merrill Lynch acted as financial advisor to PRG for the transaction.

CONFERENCE CALL AND WEBCAST INFORMATION

PRG will hold a conference call today, July 26, 2001 at 10 a.m. EDT to further discuss the information in this press release, as well as its second quarter earnings and outlook for the remainder of 2001 announced today in a separate press release, and to provide an update with respect to other company developments. Listeners in the U.S. should dial 888.396.0289 at least 5 minutes prior to the start of the conference. Listeners outside the U.S. should dial
415.228.3887. To access the conference call, provide the leader's name 'John Cook' and the passcode 'PRGX.'

The teleconference will also be audiocast on the Internet at www.prgx.com. Real Network's Real Player or Microsoft Windows Media Player is required to access the audiocast. Real Player can be downloaded from www.real.com. Media Player can be downloaded from www.microsoft.com/windows/mediaplayer.

ABOUT HOWARD SCHULTZ & Associates International

Founded in 1970, Dallas-based Howard Schultz & Associates International, Inc. (HS&A) is one of the world's leading providers of accounts payable recovery audit services to retailers, distributors, wholesalers, and other transaction-intensive companies. HS&A, which derives its revenue strictly from a percentage of the money it recovers for its clients, has recovered more than $6 billion in overpayments since its inception. Serving the retail industry for over 30 years, HS&A has more than 1,000 audit associates working in most major U.S. cities and major international markets. The company's Web site address is www.hsanet.com.

                                     -more-

ABOUT THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.

Headquartered  in Atlanta,  Ga., The Profit Recovery Group  International,  Inc.
(PRG) is one of the world's leading providers of recovery audit services. PRG's continuing operations employ approximately 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, manufacturing, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly-traded company in 1996. Shares of PRG are traded on the NASDAQ National Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.

FORWARD LOOKING STATEMENTS

Statements made in this news release which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) our announced divestitures may require a longer time to accomplish than we anticipate, or may not be consummated at all, and we may incur additional losses if, upon disposal, we do not receive the prices we anticipate for such businesses and may incur unanticipated further charges as a result of our divestiture initiatives, (ii) the announced intention to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (iii) we may not achieve anticipated expense savings, (iv) our past and future investments in technology and e-commerce may not benefit our business, (v) our Accounts Payable and French Taxation Services businesses may not grow as expected, (vi) our international expansion may prove unprofitable and (vii), we may not be able to successfully complete the acquisition of Howard Schultz and Associates or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of Howard Schultz and Associates is not completed, the Company will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect our business include (i) our ability to effectively manage our business during the divestitures and our business integration with Howard Schultz and Associates, (ii) the possibility of an adverse judgment in pending securities litigation, (iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition, (v) the effect of strikes, (vi) future weakness in the currencies of countries in which we transact business, (vii) changes in economic cycles,
(viii) competition from other companies, (ix) the effect of bankruptcies of our larger clients, (x) changes in governmental regulations applicable to us, and

                                     -more-
other risk factors, detailed in our Securities and Exchange Commission filings, including the Company's Form 10-K filed March 27, 2001. The Company disclaims any obligation or duty to update or modify these forward-looking statements.

ADDITIONAL INFORMATION

PRG and HS&A will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, PRG International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339, or by telephone at 770-779-3900.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                      # # #

Contacts:

       Investor Contact:                     Media & Client Contacts:
       Leslie H. Kratcoski                   Michelle B. Duncan
       Investor Relations                    Corporate Communications
        (770) 779-3099                       (770) 779-3295

                                             Petro Kacur
                                             Manning, Selvage & Lee
                                             (404) 875-1444

1380977v1